Statement of Cash Flows

Fierce Foundry LLC
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-80,713.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Spark Cash Select (7949) - 2	3,187.42
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$3,187.42**
Net cash provided by operating activities	**-$77,526.05**
INVESTING ACTIVITIES	
Debt Issuance Cost	-12,002.69
Net cash provided by investing activities	**-$12,002.69**
FINANCING ACTIVITIES	
Debt- Wefunder	50,968.32
Owner draws	-22,422.00
Net cash provided by financing activities	**$28,546.32**
NET CASH INCREASE FOR PERIOD	**-$60,982.42**
Cash at beginning of period	**$82,043.00**
CASH AT END OF PERIOD	**$21,060.58**